Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, April 3, 2019 - Suzano S.A (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby announces to its shareholders and the market that from the start of trading on April 5, 2019, its trading name on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) will be “Suzano S.A.” instead of “Suzano Papel”. The Company also informs that its shares will continue to be traded under the ticker SUZB3.

São Paulo, April 3, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer